SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

FOX & HOUND RESTAURANT GROUP

(Name of Subject Company)

FOX & HOUND RESTAURANT GROUP

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

351321304

(CUSIP Number of Class of Securities)

James K. Zielke

Chief Financial Officer, Secretary and Treasurer

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

(316) 634-0505

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303 Attention: John D. Capers, Jr., Esq. (404) 572-4600	Foulston Siefkin LLP 1551 N. Waterfront Parkway, Suite 100 Wichita, Kansas 67206 Attention: William R. Wood II, Esq. (316) 267-6371

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 2 and 3 and the “Background of the Transaction” section of Item 4 in the Solicitation/Recommendation Statement on Schedule 14D-9, to amend and restate in its entirety the information contained in the “Recommendation” and “Intent to Tender” paragraphs of Item 4 of such Schedule 14D-9 and to add new Exhibits (a)(7), (a)(8), (a)(9) and (e)(5) and revise Item 9 accordingly.

Item 2. Identity and Background of Filing Person.

On January 17, 2006, Offeror, FAC and the Company entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”), pursuant to which Offeror increased the price per share of Company Common Stock to be paid pursuant to the Offer from $15.50 to $16.00, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2006, as amended, and to be set forth in a supplement to the Offer to Purchase and in a related Letter of Transmittal, copies of which will be distributed to stockholders of the Company.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Amended Merger Agreement. The summary of the Amended Merger Agreement contained in a supplement to the Offer to Purchase, which is being mailed to stockholders of the Company together with this amendment and is being filed as an exhibit to the supplemented Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Amended Merger Agreement, which has been filed with the SEC by the Company and has been filed herewith as Exhibit (e)(5) and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Recommendation. Based on the unanimous recommendation of the Special Committee and the advice of the Company’s outside legal counsel and independent financial advisor, at a meeting of the Board held on January 17, 2006, the Board unanimously (i) determined that the Amended Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) authorized and approved the Amended Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Amended Merger Agreement, (iii) recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Offeror pursuant to the Offer and (iv) recommended that, if necessary, the Company’s stockholders adopt the Amended Merger Agreement and approve the Merger. Accordingly, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Offeror pursuant to the Offer and, if applicable, adopt the Amended Merger Agreement.

Intent to Tender. After reasonable inquiry, to the best of the Company’s knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all shares of Company Common Stock held of record or beneficially owned by such person or entity to Offeror in the Offer (other than shares of Company Common Stock such person or entity has the right to purchase by exercising stock options).

Background of the Transaction.

On January 6, 2006, NPSP Acquisition Corp., an entity wholly owned by F&H Acquisition Corp. (“F&H”), which is wholly owned by Newcastle/Steel, commenced an unsolicited tender offer to purchase all outstanding shares of Company Common Stock at $15.50 per share. On January 13, 2006, F&H issued a press release increasing its unsolicited tender offer price to $15.75 per share. On January 13, 2006, F&H sent a letter to the Company, which was received on January 16, 2005, indicating that F&H was ready, willing and able to enter into a definitive tender offer/merger agreement, in the form attached to that correspondence, providing for the

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acquisition of outstanding shares of Company Common Stock at $15.75 per share, subject to and conditioned upon the termination of the Agreement and Plan of Merger, dated December 29, 2005, entered into among Offeror, FAC and the Company (the “Original Merger Agreement”).

On January 16, 2006, the Special Committee met and recommended that the Board determine that Newcastle/Steel’s offer to enter into a merger agreement providing for a tender offer at a price of $15.75 per share could reasonably be expected to result in an offer superior to the $15.50 per share tender offer pursuant to the Original Merger Agreement. On January 16, 2006, pursuant to Section 4.8 of the Original Merger Agreement, the Company delivered a Notice of Receipt of Company Takeover Proposal to Levine Leichtman informing Levine Leichtman that the Company had received an offer from F&H to enter into a tender offer/merger agreement at a price of $15.75 per share and that the Board had determined that this F&H proposal could reasonably be expected to result in an offer superior to the Original Merger Agreement.

On January 17, 2006, at 9:30 a.m. (Eastern Standard Time), Levine Leichtman, on behalf of Offeror, submitted a new proposal to the Company raising its tender offer price to $16.00 per share. Levine Leichtman also submitted a revised definitive merger agreement (the “Proposed Amended Merger Agreement”) in which (i) the cap for reimbursable expenses was raised from $1 million to $2 million and (ii) the termination fee and expense reimbursement obligations under the Proposed Amended Merger Agreement would also be triggered in the event that a person acquired beneficial ownership of or entered into an agreement or agreement in principle to acquire beneficial ownership of 50% or more of the outstanding shares of Company Common Stock. Levine Leichtman also informed the Company that it had obtained early termination of the waiting period under the HSR Act. Levine Leichtman’s offer pursuant to the Proposed Amended Merger Agreement was submitted on a confidential basis and provided the offer would expire upon the earlier to occur of (i) 2:00 p.m. (Eastern Standard Time) on January 17, 2006, or (ii) the adjournment of a meeting of the Board which had previously been scheduled for 11:00 a.m. (Eastern Standard Time) that morning. After the Special Committee reviewed and considered LLCP’s $16.00 per share offer pursuant to the Proposed Amended Merger Agreement, counsel for the Special Committee informed Levine Leichtman that the Special Committee would recommend approval by the Board of the Proposed Amended Merger Agreement, provided that the expense reimbursement cap remained at $1 million. Levine Leichtman indicated that it was unwilling to offer $16.00 per share without an increase in the expense reimbursement cap to $2 million.

At approximately 11:00 a.m. (Eastern Standard Time) on January 17, 2006, Levine Leichtman informed counsel to the Special Committee that in order to provide greater certainty of closing to the Company, it would eliminate the prior closing condition regarding receipt of third party consents and approvals and regulatory consents and approvals relating to state and local liquor license matters. Levine Leichtman further indicated that in connection with this waiver it would require that the Minimum Condition be amended to provide as a closing condition that a majority of shares of Company Common Stock on a fully-diluted basis be tendered and not withdrawn, and that the expense reimbursement cap be increased to $2 million as proposed by Levine Leichtman. Levine Leichtman provided the Company with a new version of the Proposed Amended Merger Agreement reflecting these changes.

On January 17, 2006, North Point presented its financial analysis of the Levine Leichtman offer to the Board. North Point then delivered to the Special Committee an oral opinion that, as of January 17, 2006, and based upon the assumptions set forth in its written opinion, Levine Leichtman’s offer to acquire the Company pursuant to the Proposed Amended Merger Agreement for $16.00 per share was fair to the Company’s stockholders from a financial point of view (the “January 17th North Point Fairness Opinion”). The January 17th North Point Fairness Opinion was based upon the same information used by North Point in connection with the preparation of the North Point Fairness Opinion. Upon the recommendation of the Special Committee and the delivery of the January 17th North Point Fairness Opinion, the Board unanimously authorized the execution and delivery by the Company of the Proposed Amended Merger Agreement. The full text of the January 17th North Point Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this amendment as Annex IV.

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The Company, FAC, Offeror, and LLCP executed and delivered the Amended Merger Agreement on the afternoon of January 17, 2006. The Company issued a press release announcing the execution of the Amended Merger Agreement on the afternoon of January 17, 2006, and FAC, Offeror and LLCP issued a press release announcing the execution of the Amended Merger Agreement on the morning of January 18, 2006.

Item 9. Exhibits.

Exhibit No.	Description
(a)(7)	Letter to Stockholders of Fox & Hound Restaurant Group, dated January 19, 2006, from Steven M. Johnson, Chief Executive Officer.
(a)(8)	Opinion of North Point Advisors, LLC, dated January 17, 2006 (included as Annex IV to this amendment).

(a)(9)	Press Release dated January 17, 2006 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Fox & Hound Restaurant Group on January 17, 2006).

(e)(5)	Amended and Restated Agreement and Plan of Merger, dated January 16, 2006, by and among the Fox & Hound Restaurant Group, Fox Acquisition Corp., F&H Finance Corp. and Levine Leichtman Capital Partners III, L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Fox & Hound Restaurant Group on January 17, 2006).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FOX & HOUND RESTAURANT GROUP

By:	/S/ JAMES K. ZIELKE
James K. Zielke Chief Financial Officer, Secretary and Treasurer

Dated: January 19, 2006

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Annex IV

January 17, 2006

Personal and Confidential

Fox & Hound Restaurant Group

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the common stockholders of Fox & Hound Restaurant Group (the “Company”) pursuant to the transactions contemplated by the Amended and Restated Agreement and Plan of Merger dated as of January 17, 2006 (the “Merger Agreement”), between the Company, Fox Acquisition Company (the “Purchaser”), F&H Finance Corp. (“Merger Sub”), and Levine Leichtman Capital Partners III, L.P. The Merger Agreement contemplates, among other things, that (i) the Purchaser and the Merger Sub will commence a tender offer for all outstanding shares of common stock, par value $0.01 per share, of the Company for $16.00 per share, net to the seller in cash, and (ii) the Merger Sub will be merged with and into the Company in a merger in which each share of Company common stock not acquired in the tender offer, other than shares held in treasury or held by the Purchaser or Merger Sub or as to which dissenter’s rights have been perfected, will be converted into the right to receive $16.00 per share (the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

North Point Advisors LLC (“North Point”), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, which fee is contingent upon the consummation of the Transaction. We will also receive a separate fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction or upon the conclusions expressed herein regarding the fairness of the consideration in the Transaction. Also, whether or not the Transaction is consummated, the Company has agreed to pay the reasonable out-of-pocket expenses of North Point and to indemnify North Point against certain liabilities in connection with our services.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed:

(i)	the Merger Agreement,

(ii)	certain publicly available financial, operating and business information related to the Company, including certain audited and unaudited financial statements of the Company,

(iii)	certain internal information prepared and furnished by the Company’s management with respect to the business, operations and prospects of the Company, including financial forecasts and projected financial data,

(iv)	to the extent publicly available, information concerning selected transactions deemed comparable to the proposed Transaction,

(v)	certain publicly available financial and securities data of selected public companies deemed comparable to the Company,

(vi)	certain internal financial information, including financial forecasts, of the Company on a stand-alone basis, prepared and furnished by the Company’s management,

(vii)	certain publicly available market and securities data of the Company, and

(viii)	certain publicly available press releases and research reports.

We had discussions with members of the management of the Company concerning the financial condition, current operating results and business outlook for the Company. We also had discussions with members of the management of the Company concerning the financial condition and historical operating results for the Company, and the regulatory and business outlook for the Company on a stand-alone basis.

We have relied upon and assumed the completeness, accuracy and fairness of (and the absence of any misleading statements in) the financial statements, financial forecasts, the Company management’s estimates as to the future performance of the Company, and other information provided to us by or on behalf of the Company, or otherwise made available to us, and we have not assumed responsibility for the independent verification of that information. We have further relied upon the assurances of the management of the Company that the information provided to us by the Company was prepared on a reasonable basis in accordance with industry practice and that such information provides a reasonable basis upon which we can form our opinion.

With respect to the financial planning data, forward-looking statements, and other business outlook information provided to us, we assumed that the information had been reasonably prepared by the Company on bases reflecting the best currently available estimates and judgment of the Company’s management, that the information was based on reasonable assumptions, and that it reflects the anticipated effects of all transaction documents contemplated in the Merger Agreement. We express no opinion as to such financial planning data or the assumptions on which it is based. In addition, various analyses performed by us incorporate forecasts prepared by research analysts using only publicly available information. These forecasts may or may not prove to be accurate.

We further assume that the management of the Company is not aware of any information or facts that would make the information provided to us incomplete or misleading. We have also assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to us. We have assumed that neither the Company nor the Purchaser is party to any pending transaction, including external financing, recapitalization, acquisition, merger, consolidation or asset sale discussions, other than the Transaction or in the ordinary course of business.

We have assumed with your consent that the Transaction will be consummated in accordance with the terms described in the Merger Agreement, and that the definitive merger agreement and other ancillary agreements for the Transaction will incorporate all of the terms of the Merger Agreement, without any amendments thereto and without waiver by any party of any of the conditions to its obligations thereunder. We have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not change the consideration to be paid in the Transaction. We have further assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Our opinion does not address, nor should it be construed to address, the relative merits of the Transaction, on the one hand, or any alternative business strategies or alternative transactions that may be available to the Company, on the other hand. We were not authorized to and did not solicit any expression of interest from any other parties with respect to any alternative transaction.

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In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, we have not been furnished with any such appraisals or valuations, and we did not make any physical inspection of any property or asset. We express no opinion regarding the liquidation value or financial solvency of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which Purchaser, the Company or any of their respective affiliates is a party or may be subject and, at the Company’s direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof, and upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of the Company’s common stock have traded or may trade at any future time, including upon or after the announcement or consummation of the Transaction.

This opinion is given at the request of, and is intended solely for the benefit and use of, the Board of Directors of the Company in connection with its consideration of the Transaction, does not constitute advice or a recommendation to any stockholder of the Company, and shall not confer rights or remedies upon any person other than the Board of Directors. The stockholders of the Company are neither addressees nor intended beneficiaries of our opinion or our underlying financial analysis (which was prepared solely for the members of the Board of Directors of the Company for their personal use as directors in connection with their review and evaluation of the Transaction), and no stockholder of the Company may rely or allege any reliance on our opinion or analysis (in connection with such stockholder’s consideration of the merits of the Transaction or otherwise). This opinion shall not be relied upon by, published by, quoted by, referred to by, communicated (in whole or in part) to, or otherwise used by, any third parties for any reason whatsoever, nor shall any public references to us be made by the Company or by any person in any manner, without our prior written approval.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the consideration proposed to be paid to the holders of common stock of the Company (other than the Purchaser, Merger Sub or their respective affiliates) pursuant to the Transaction is fair, from a financial point of view, to such holders as of the date hereof.

Sincerely,

/S/ NORTH POINT ADVISORS LLC
North Point Advisors LLC

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